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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------



                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                                       and

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                            Mecklermedia Corporation
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                            (Name of Subject Company)


                 Internet World Media, Inc.; Penton Media, Inc.
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                                    (Bidders)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                   584007-10-8
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                      (CUSIP Number of Class of Securities)


                                 Preston L. Vice
                              Senior Vice President
                               Penton Media, Inc.
                              1100 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 696-7000
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    Copy to:


                           Christopher M. Kelly, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

                                November 24, 1998
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             (Date of Event Which Requires Filing of This Statement)


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CUSIP NO. 584007-10-8                    14D-1                 PAGE 2 OF 7 PAGES


1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Penton Media, Inc.
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                      (b)  [ ]
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS*

          BK
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
          PURSUANT TO ITEM 2(e) OR 2(f)

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          8,989,114
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8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES            [ ]
          CERTAIN SHARES*

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9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          98.6%
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10.       TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 584007-10-8                     14D-1                PAGE 3 OF 7 PAGES


1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Internet World Media, Inc.

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS*

          BK
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEM 2(e) OR 2(f)

--------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          8,989,114
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8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES           [ ]
          CERTAIN SHARES*

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9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          98.6%

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10.       TYPE OF REPORTING PERSON*

          CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This Amendment No. 3 is to the Tender Offer Statement on Schedule
14D-1, originally filed on October 15, 1998, as amended by Amendment No. 1 thereto, filed on October 28, 1998, and Amendment No. 2 thereto, filed on November 19, 1998 (the "Statement"), that relates to the offer by Internet World Media, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Penton Media, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Mecklermedia Corporation, a Delaware corporation (the "Company"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement is being filed on behalf of the Purchaser and Parent. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6(a) and (b) is hereby amended and supplemented by the following:

         Pursuant to the Offer, which expired at 5:00 p.m., Eastern Time, on Monday, November 23, 1998, the Purchaser purchased a total of 8,989,114 Shares, representing approximately 98.6% of the outstanding Shares.

         In accordance with the terms of the Merger Agreement, after the Purchaser purchased the Shares, the Purchaser merged with and into the Company on November 24, 1998, pursuant to the "short-form" merger procedure permitted under Section 253 of Delaware Law. In connection with the Merger, each issued and outstanding Share (other than those owned by Parent or any direct or indirect wholly owned subsidiary of Parent, any Shares held in the treasury of the Company or Shares with respect to which appraisal rights have been demanded and perfected in accordance with applicable Delaware Law) were converted into and represent the right to receive $29.00 in cash, without interest.

ITEM 10.        ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         On November 24, 1998, Parent issued a press release, a copy of which is included as exhibit (a)(10) hereto and incorporated herein by reference, which announced that the Purchaser has accepted for payment all Shares tendered into the Offer.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following exhibit:

         (a)(10)        Press release issued by Parent on November 24, 1998



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1998
                                           PENTON MEDIA, INC.


                                           By:     /s/  Preston L. Vice
                                              ---------------------------------
                                                 Name:    Preston L. Vice
                                                 Title:   Senior Vice President


                                           INTERNET WORLD MEDIA, INC.


                                           By:     /s/ Preston L. Vice
                                              ----------------------------------
                                                 Name:    Preston L. Vice
                                                 Title:   Secretary



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                                  EXHIBIT INDEX

EXHIBIT
    NO.                                             DESCRIPTION
    ---                                             -----------

(a)(10)           Press release issued by Parent on November 24, 1998